EXHIBIT 99.1

Notice to LSE

Total Voting Rights and Issued Capital
1 May 2026

In accordance with PRM 1.6.4R, Rio Tinto plc (the ‘Company’) notifies the market that between 12 March 2026 and 30 April 2026, 14,724 ordinary shares of 10p each (ISIN: GB0007188757) have been issued and allotted in order to satisfy awards under the Rio Tinto plc Global Employee Share Plan. These shares were admitted to trading on the London Stock Exchange's Main Market under the Company's existing block admission arrangements and rank equally with the Company's existing ordinary shares.
In accordance with the Financial Conduct Authority’s (‘FCA’) Disclosure Guidance and Transparency Rule 5.6.1R, Rio Tinto plc notifies the market that as of 30 April 2026:

1.Rio Tinto plc’s issued share capital comprised 1,256,038,010 ordinary shares of 10p each, each with one vote.

2. 992,389 ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

Accordingly, the total number of voting rights in Rio Tinto plc is 1,255,045,621. This figure may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Rio Tinto plc under the FCA’s Disclosure Guidance and Transparency Rules.

Note:
As at the date of this announcement:
(a)Rio Tinto plc has also issued one Special Voting Share of 10p and one DLC Dividend Share of 10p in connection with its dual listed companies (‘DLC’) merger with Rio Tinto Limited which was designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies;
(b)the Special Voting Share facilitates joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on joint electorate resolutions; and
(c)there are 371,821,214 publicly held Rio Tinto Limited shares in issue which do not form part of the share capital of Rio Tinto plc.

LEI: 213800YOEO5OQ72G2R82

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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